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18004918

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC Mail Processing Received FEB 27 2018 WASH, D.C.

SEC FILE NUMBER
8- 68062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpiderRock EXS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Riverside Plaza, Suite 2350
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charmaine Morton 312-256-9605
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Charmaine Morton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpiderRock EXS LLC, as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Operations Officer

Title

Taniqua Gentry

Notary Public

TANIQUA GENTRY
Official Seal
Notary Public – State of Illinois
My Commission Expires Mar 14, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Illinois
County of Cook
Subscribed and sworn to (or affirmed) before me on this 26 day of February, 2018 by Charmaine Morton proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Taniqua Gentry

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of SpiderRock EXS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SpiderRock EXS, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2013.
Chicago, Illinois
February 23, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

SpiderRock EXS LLC

Statement Of Financial Condition
December 31, 2017

ASSETS		
Cash	$	3,021,836
Accounts receivable		953,153
Deposit with clearing broker		250,000
Other current assets		278,429
Furniture, equipment & software, net		860,703
Total Assets	**$**	**5,364,121**
LIABILITIES & MEMBER'S EQUITY		
Accounts payable & accrued expenses	$	329,562
Total Liabilities		329,562
Member's equity		5,034,559
TOTAL LIABILITIES & EQUITY	**$**	5,364,121

The accompanying notes are an integral part of these financial statements

SpiderRock EXS LLC

Statement of Income

December 31, 2017

REVENUE		
Platform usage fees	$	9,631,210
Passed-through charges		670,574
Other		1,806,871
Total Revenues		12,108,655
EXPENSES		
Compensation & related benefits		2,315,099
Communications & data		484,086
Technology license fee		2,527,000
Passed-through fees		670,845
Commission fees		757,818
Professional fees		84,110
Occupancy		435,389
Depreciation		51,897
Other		615,863
Total Expenses		7,942,107
NET INCOME	$	4,166,548

The accompanying notes are an integral part of these financial statements

SpiderRock EXS LLC

Statement of Changes in Member's Equity
December 31, 2017

BALANCE 12/31/2016	**$**	6,568,011
Capital distributions		(5,700,000)
Capital contributions		0.00
Net income		4,166,548
BALANCE 12/31/2017	**$**	5,034,559

The accompanying notes are an integral part of these financial statements

SpiderRock EXS LLC

Statement of Cash Flows
December 31, 2017

OPERATING ACTIVITIES		
NET INCOME	$	4,166,548
Adjustments to reconcile net income to net cash provided by operations		
Depreciation		51,897
Changes in operating assets and liabilities		
Accounts receivable		925,855
Deposits: clearing, lease		(100,000)
Accounts payable		(6,488)
Accrued expenses		77,304
Net cash provided by Operating Activities		5,115,116
INVESTING ACTIVITIES		
Purchase of furniture, equipment, leasehold improvements		(807,078)
Net cash provided by Investing Activities		(807,078)
FINANCING ACTIVITIES		
Net distributions/contributions		(5,700,000)
Net cash provided by financing Activities		(5,700,000)
Net cash increase (decrease) for period		(1,391,962)
Cash at beginning of period		4,413,798
Cash at end of period	**$**	**3,021,836**

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$-0-
Cash paid for interest	$-0-

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies

Nature of operations: SpiderRock EXS LLC (the Company) is a securities broker-dealer registered with the Securities Exchange Commission (SEC) and a member of FINRA. The Company is a provider of trading technology, software and connectivity for order entry. The Company has fully disclosed clearing arrangement with Lek Securities.

The Company operated under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange act of 1934 and accordingly is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The users of the platform maintain a direct relationship with the clearing broker of their choice, and the Company does not accept, hold, or transmit customer funds or securities. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company was organized as a limited liability company on July 30, 2008. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

A summary of the Company's accounting policies is as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to insure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable: Receivables are stated as the amounts billed to users of the trading platform and are reduced by management's best estimate of the amounts that will not be collected.

Furniture, equipment, software & leasehold improvements: Furniture, equipment, software & leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of depreciable assets. Assets are tested for impairment whenever events or circumstances indicate the carrying value may be permanently impaired.

Revenue recognition: Platform usage fees and order flow revenue are recorded on the accrual method.

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies (continued)

Income Taxes: The Company is a limited liability company and not subject to federal income tax. Any member is individually responsible for its allocable portion of taxation of income or loss of the Company and therefore no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ending December 31st, 2017, management has determined that there are no material uncertain income tax positions.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncement: The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 2: Furniture, equipment & software

At December 31, 2017 the Company had furniture, equipment and software as follows:

Furniture, Equipment & Software
December 31, 2017

Equipment	$	79,891
Furniture		84,345
Leasehold Improvements		749,644
Less accumulated depreciation		(53,177)
		860,703

Notes to Financial Statements

Note 3: Related-party transactions

An ongoing agreement between the Company and SRA (an affiliated company) was effective on May 1st, 2015 and established a rent sharing arrangement between the entities. Pursuant to the terms of the agreement, SRA paid the Company $4000 in rent expenses per month through August 2017 then the agreement was revised in September and again in November 2017 to reflect changes in office space and SRA occupancy. The Company also established rent sharing with its affiliates SR Platform (September 2017) and CSTAR (November 2017). During the period from January 1st, 2017 through December 31st, 2017 an amount of $118,478 was reimbursed to the Company by the three affiliates, and these amounts are included in occupancy on the statements of operations, and in accounts receivable.

The Company provides trading technology and software connectivity as well as office space to entities affiliated through common ownership. For the year ending December 31st, 2017, total revenue earned from the affiliates for trading technology, software connectivity, and associated pass-through fees was $761,280 and is included in accounts receivable.

The Company has a service agreement with SpiderRock Platform Services LLC (Platform) whereby the Company licenses the trading technology platform on a per user basis, and pays associated port fees. For the year ending December 31st, 2017, the Company paid Platform $2,527,000 for licenses and is included in the technology license fees on the statement of operations, and paid $29,028 in port fees, included in communications and data expense. On December 31st, 2017 the Company owed Platform $247,419 and is included in accounts payable.

Note 4: Lease Commitments

The Company leased its current office space starting July 2017 and was still responsible for the prior lease through January 2018. The prior security deposit $60,528 has not yet been refunded to the company, and the current security deposit of $200,000 was paid in January 2017. Both are included in other assets on the statement of financial condition. The 2018 obligation listed below includes the final month of the prior lease.

2018	266,556
2019	261,165
2020	267,695
2021	274,387
2022	281,247
	$ 1,351,439

For the year ending December 31st, 2017, the occupancy expense amounted to $435,389. This amount includes amounts reimbursed by affiliates as discussed in note 3, as well as repayment of the abatement of $119,124 on the terminated lease.

Note 5: Indemnifications

In the normal course of business the Company indemnifies and guarantees certain service providers, such as its clearing broker against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as no claims have yet to be made. The Company expects the risk of obligations for future indemnifications to be remote.

Note 6: Customer Concentration

For the year ending December 31st, 2017, the company had three major clients. A client is considered major when the concentration of platform usage fees from that client exceeds 10% of the total platform usage fees. Transactions with the three major clients represent approximately 45% of total platform usage fees revenue for 2017.

Note 7: Concentrations of Credit Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 8: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital equal to the greater of $100,000.00 or 6-2/3 percent of aggregate indebtedness as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31st, 2017, the Company had net capital of $3,306,376 which was $3,206,376 in excess of its required net capital of $100,000. Its net capital ratio was therefore 0.10 to 1. The minimum net capital requirements may effectively restrict payment of distributions as they are subject to the minimum net capital requirements and notification requirements.

SpiderRock EXS LLC

Computation of Net Capital Under Rule 15c3-1 Schedule I

December 31, 2017

Total member equity		$	5,034,559
Deductions and/or Charges			
Non-allowable assets from statement of financial condition			
Accounts receivable, aged, affiliate	589,052		
Furniture, equipment & leasehold	860,702		
Other assets	278,429		
Total deductions and/or charges		$	1,728,183
Net capital		$	3,306,376
Computation of basic net capital requirement			
Minimum required net capital			100,000
Excess net capital		$	3,206,376
Aggregate indebtedness			
Accounts payable and accrued expenses	329,562		
Total aggregate indebtedness		$	329,562
Percentage of aggregate indebtedness to net capital			0.10 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of form X-17A-5 for December 31st, 2017.

See accountant's report

SpiderRock EXS LLC

Computation for determination of reserve requirements and information relating to possession and control requirements under rule 15c3-3. Schedule II

Note: None, the company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

See accountant's report

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of SpiderRock EXS, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) SpiderRock EXS, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SpiderRock EXS, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) SpiderRock EXS, LLC stated that SpiderRock EXS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SpiderRock EXS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SpiderRock EXS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 23, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

SPIDERROCK
EXS

300 S. Riverside Plaza
Suite 2350
Chicago, IL 60606
312-256-9600

Assertions Regarding Exemption Provisions

We, as members of management of SpiderRock EXS LLC are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending December 31, 2017.

SpiderRock EXS LLC

By:

Charmaine Morton, FinOp

February 23rd, 2018

SpiderRock EXS, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of SpiderRock EXS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by SpiderRock EXS, LLC and the Securities Investor Protection Corporation and the Financial Industry Regulatory Authority, solely to assist you and the other specified parties in evaluating SpiderRock EXS, LLC's compliance with the applicable instructions of Form SIPC-7. SpiderRock EXS, LLC's management is responsible for SpiderRock EXS, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 23, 2018

SpiderRock EXS, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the year Ended December 31, 2017

	Amount
Total assessment	$ 16,806.00
Carryover	119.00
SIPC 6 general assessment	
Payment made on July 24, 2017	3,670.00
Payment made on August 28, 2017	6,014.00
SIPC 7 general assessment	
Payment made on January 23, 2018	7,003.00
	$ 16,806.00
Total assessment balance (overpayment carried forward)	-